Exhibit 12

FIRST DATA CORPORATION

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings:

Income before income taxes (1)	$2,542.5	$1,857.9	$1,654.5	$1,204.4	$1,308.3

Interest expense	136.8	107.1	110.8	117.1	99.2

Other adjustments	44.8	47.6	48.4	49.1	46.3

Total earnings (a)	$2,724.1	$2,012.6	$1,813.7	$1,370.6	$1,453.8

Fixed charges:

Interest expense	$136.8	$107.1	$110.8	$117.1	$99.2

Other adjustments	44.8	47.6	48.4	49.1	46.3

Total fixed charges (b)	$181.6	$154.7	$159.2	$166.2	$145.5

Ratio of earnings to fixed charges (a/b)	15.00	13.01	11.39	8.25	9.99

(1)	Income before income taxes includes minority interest and equity earnings in affiliates, and excludes discontinued operations and cumulative effect of a change in accounting principle. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.